Exhibit 99.131

Bitfarms Announces Deal for 210 Megawatt Bitcoin Mining Data Centre at US$0.022/kWh

TORONTO, Ontario and BROSSARD, Quebec, April 19, 2021 (GLOBE NEWSWIRE) -- Bitfarms Ltd. (“Bitfarms”, or the “Company”) (TSXV:BITF // OTC:BFARF), today provides an update regarding its expansion project in South America.

On October 26, 2020, Bitfarms announced the signing of a non-binding memorandum of understanding to secure electricity at approximately US$0.02 per kWh with the plan to pursue the development of a 60 MW Bitcoin mining facility in Argentina. During the past six-months, considerable due diligence and contractual work has been undertaken to determine the viability of the expansion project.

●	The Company has since signed a significantly enhanced power purchase agreement with a utility-grade private power producer in Argentina pursuant to which Bitfarms is entitled to draw up to 210 MW of electricity at its discretion. The initial term of the contract is eight years. During the first four years, the effective cost of the electricity will be US$0.022 per kWh.

●	With a favourable year-round climate, the facility in Argentina does not require expensive liquid immersion cooling to keep the miners cool and operating optimally. The miners will be cooled with fans, similar to how they are cooled in our facilities in Québec.

●	Bitfarms is in advanced contractual discussions with a construction company experienced in utility-grade electrical infrastructure and civil construction to design and build the electrical inter-connection, the high-voltage electrical lines, and transformers needed for our operations. We are working on finalizing an engineering procurement and construction contract with the aim of mining Bitcoin in early 2022 at the new facility.

●	The Company is in advanced discussions with an experienced engineering services company to monitor construction and ensure that quality and key-milestones are achieved.

●	The proposed new mining facility is in very close proximity to the utility, and, as such, the electricity contract does not involve any interconnection with the local power grid, which has the advantage that electricity cannot be curtailed during times of unusually high usage. This means that our miners can be operated with maximum efficiency and output, regardless of conditions applicable to the local power grid.

●	Bitfarms plans to relocate a substantial number of its older miners to the new data centre. While the older miners are less efficient than the new miners, the low cost of electrical power and the proven reliability of these miners will extend their economic life. This strategy will allow our older miners to continue to be accretive to cash flow from operations and to contribute to Bitfarms’ overall corporate hashrate.

●	A substantial portion of the recently ordered 48,000 MicroBT miners as announced on March 2, 2021 are earmarked for the new facility.

●	210 MW is sufficient to support approximately 55,000 new-generation miners, which could generate approximately US$650 million of revenues or 11,774 Bitcoin, based on current difficulty levels and a Bitcoin price of US$55,000.

As a basis of comparison, we previously reported the break-even cost to mine a Bitcoin during the fourth quarter of 2020 was approximately US$7,500 in Québec. If the new Argentina facility was operating during the same period, we estimate the break- even cost to mine the same Bitcoin would have been US$4,125, a 45% savings as compared to Québec.

With up to 210 MW of low-cost power available to us, the Argentina facility is expected to be a significant contributor to Bitfarms achieving its 8.0 EH/s target by the end of 2022. It is also intended to provide geographic production diversification to reduce risk and serve as an effective hedge for Bitfarms against the next halving event in 2024.

About Bitfarms Ltd.

Bitfarms is a Bitcoin mining company founded in 2017. It runs vertically integrated mining operations with onsite technical repair, proprietary data analytics and Company-owned electrical engineering and installation services to deliver high operational performance and uptime.

Having demonstrated rapid growth and stellar operations, Bitfarms became the first Bitcoin mining company to complete its long form prospectus with the Ontario Securities Commission and started trading on the TSX-V in July 2019. On February 24, 2021, Bitfarms was honoured to be announced as a Rising Star by the TSX-V.

Bitfarms has a diversified production platform with five industrial scale facilities located in Québec. Each facility is 100% powered with environmentally friendly hydro power and secured with long-term power contracts. Bitfarms is currently the only publicly traded pure-play mining company audited by a Big Four audit firm.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Defined Terms

EH/s: Exahash per second.

kWh: kilowatt-hour.

MW: A Megawatt is used to measure the output of a power plant or the amount of electricity required by facility or an entire city. One megawatt (MW) = 1,000 kilowatts = 1,000,000 watts.

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” within the meaning of applicable securities laws that are based on expectations, estimates and projections as at the date of this news release. The information in this release about future plans and objectives of the Company in respect of the Argentina expansion is forward-looking information. Other forward -looking information includes, but is not limited to, information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment of cryptocurrency in the applicable jurisdictions.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time it was made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors that could impact future results of the business of Bitfarms include, but are not limited to: the construction and operation of blockchain infrastructure may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions, the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com including the annual information form for the year ended December 31, 2020, filed on April 7, 2021. The Company has also assumed that no significant events occur outside of Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts

Investor Relations:

CORE IR

+1 516 222 2560

Investors@bitfarms.com

For Media Inquiries:

CORE IR

Jules Abraham

julesa@coreir.com

YAP Global

Ellis Ballard

ellis@yapglobal.com

Ryan Affaires publiques

Mark Duschene

marc@ryanap.com

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